Mail Stop 4561
	 								June 9, 2006

VIA U.S. MAIL AND FAX (858) 485-9843

Mr. Alan D. Gold
President and Chief Executive Officer
Biomed Realty Trust, Inc.
17140 Bernardo Center Drive, Suite 222
San Diego, CA 92128

      Re:	Biomed Realty Trust, Inc.
      	Form 10-K for the year ended December 31, 2005
      	Filed March 15, 2006
      File No. 1-32261

Dear Mr. Gold:

      We have reviewed your response letter filed June 6, 2006 and have the following additional comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

14.  Property Acquisitions, page 77

We note your response to our comment #2. Please clarify for us how you evaluated the acquisitions during 2005 under EITF 98-3 to determine that none of the transactions constituted the purchase of a business. We note that you have included the proforma results of operations for your significant acquisitions on Forms 8-K.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3498.

     Sincerely,



           Linda van Doorn
     Senior Assistant Chief Accountant


Mr. Alan D. Gold
Biomed Realty Trust, Inc.
June 9, 2006
Page 1